Cresco Labs

Exhibit 99.3

Cresco Labs Underlines the Successful Strategy Focused on Cash Flow with Third Quarter 2024 Financial Results
Record quarterly operating cash flow of $49 million and year to date operating cashflow of $103 million, an increase of 66% from the prior year period
CHICAGO – November 8, 2024 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today released its financial and operating results for the third quarter ended September 30, 2024. All financial information presented in this release is reported in accordance with U.S. GAAP and in U.S. dollars, unless otherwise indicated, and is available on the Company’s investor website, here.
Third Quarter 2024 Highlights
•Third quarter revenue of $180 million.
•Gross profit of $93 million. Adjusted gross profit1 of $95 million; and an Adjusted gross margin1 of 53% of revenue, a 250 bps improvement year-over-year.
•SG&A of $57 million. Reduced Adjusted SG&A1 by 6% year-over-year to $53 million, or 30% of revenue.
•Net loss of $8 million.
•Third quarter Adjusted EBITDA1 of $51 million, up 5% year-over-year; and Adjusted EBITDA margin1 of 29%, a 280 bps improvement year-over-year.
•Record third quarter operating cash flow of $49 million and Free Cash Flow1 of $43 million.
•Retained the No. 1 share position in Illinois, Pennsylvania and Massachusetts and improved to a top 3 position in Ohio2.
Management Commentary
“Our focus remains the same, win in strategic markets with a brand portfolio consumers love, provide best-in-class retail operations and maintain a relentless pursuit of financial strength. Our Q3 results underline the success of this strategy with $180 million in revenue at 29% adjusted EBITDA margin1, and most importantly $49 million of operating cashflow, our highest ever.
“So far this year, we’ve generated $103 million in operating cashflow, enabling us to reinvest in our core, and to explore new markets and growth verticals, all while improving our balance sheet and paying down debt.
“While we’re disappointed that the Florida initiative didn’t reach the super majority threshold it needed to pass, we still saw substantial bipartisan majority support at 56% for cannabis legalization. For the first time ever, we had two presidential candidates that both supported broad federal cannabis reform. We look forward to working with the incoming administration to follow through on its commitment to developing a commonsense approach to cannabis laws including the passage of SAFE banking, rescheduling, and the fact that no one should be arrested for personal cannabis use,” said Charlie Bachtell, Cresco Labs CEO and co-founder.
1 See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.
2 According to BDSA.

Cresco Labs

Exhibit 99.3

Balance Sheet, Liquidity and Other Financial Information
•As of September 30, 2024, current assets were $312 million, including cash, cash equivalents and restricted cash of $157 million. The Company had senior secured term loan debt, net of discount and issuance costs, of $390 million and a mortgage loan, net of discount and issuance costs of $18 million.
•On October 25, 2024, the Company repurchased $40 million principal amount of our Senior Loan and paid $0.3 million of accrued Interest. There were no prepayment penalties or exit fees due on this repurchase.
•Total shares on a fully converted basis to Subordinate Voting Shares were 474,731,040 as of September 30, 2024.

Conference Call and Webcast
The Company will host a conference call and webcast to discuss its financial results on Friday, November 8, 2024, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-833-470-1428 (US Toll Free) or 1-404-975-4839 (US Local), providing access code 435112. Archived access to the webcast will be available for one year on Cresco Labs’ investor website.
Consolidated Financial Statements
The financial information reported in this press release is based on unaudited management prepared financial statements for the quarter ended September 30, 2024. These financial statements have been prepared in accordance with U.S. GAAP. The Company expects to file its unaudited condensed interim consolidated financial statements for the quarter ended September 30, 2024, on SEDAR+ and EDGAR on or about November 8, 2024. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR+ and EDGAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission, for any purposes, that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2023, previously filed on SEDAR+ and EDGAR.
Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.
Non-GAAP Financial Measures
This release reports its financial results in accordance with U.S. GAAP and includes certain non-GAAP financial measures that do not have standardized definitions under U.S. GAAP. The non-GAAP measures include: Earnings before interest, taxes, depreciation and amortization (“EBITDA”); Adjusted EBITDA; Adjusted EBITDA margin; Adjusted gross profit; Adjusted gross profit margin; Adjusted selling, general and administrative expenses (“Adjusted SG&A”), Adjusted SG&A margin; and Free Cash Flow are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company

Cresco Labs

Exhibit 99.3

defines these non-GAAP financial measures as follows: EBITDA as net loss (income) before interest, taxes, depreciation and amortization; Adjusted EBITDA as EBITDA less other (expense) income, net, fair value mark-up for acquired inventory, adjustments for acquisition and non-core costs, impairment and share-based compensation; Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues, net; Adjusted gross profit as gross profit less fair value mark-up for acquired inventory and adjustments for acquisition and non-core costs; Adjusted gross profit margin as Adjusted gross profit divided by revenues, net; Adjusted SG&A as SG&A less adjustments for acquisition and non-core costs; Adjusted SG&A margin as Adjusted SG&A divided by revenues, net; and Free Cash Flow as Net cash provided by operating activities less purchases of property and equipment and proceeds from tenant improvement allowances. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.
About Cresco Labs Inc.
Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.
Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking

Cresco Labs

Exhibit 99.3

statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2023, filed on SEDAR+ and EDGAR, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Cresco Labs

Exhibit 99.3

Cresco Labs Inc.
Financial Information and Non-GAAP Reconciliations
(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations
For the Three Months Ended September 30, 2024, June 30, 2024 and September 30, 2023

	For the Three Months Ended
($ in thousands)	September 30, 2024	June 30, 2024	September 30, 2023
Revenues, net	$179,783	$184,356	$190,559
Cost of goods sold	86,345	89,578	96,919
Gross profit	93,438	94,778	93,640
Gross profit %	52.0%	51.4%	49.1%
Operating expenses:
Selling, general and administrative	56,871	54,355	62,484
Share-based compensation	2,202	2,854	3,479
Depreciation and amortization	5,702	5,189	5,942
Impairment loss	2,320	—	129,491
Total operating expenses	67,095	62,398	201,396
Income (loss) from operations	26,343	32,380	(107,756)

Other (expense) income, net:
Interest expense, net	(15,016)	(13,813)	(11,764)
Other (expense) income, net	(5)	(59,508)	329
Total other expense, net	(15,021)	(73,321)	(11,435)
Income (loss) before income taxes	11,322	(40,941)	(119,191)
Income tax (expense) benefit	(19,016)	(10,238)	5,746
Net loss[1]	$(7,694)	$(51,179)	$(113,445)
[1] Net loss includes amounts attributable to non-controlling interests.

Cresco Labs

Exhibit 99.3

Cresco Labs Inc.
Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)
For the Three Months Ended September 30, 2024, June 30, 2024 and September 30, 2023

	For the Three Months Ended
($ in thousands)	September 30, 2024	June 30, 2024	September 30, 2023
Revenues, net	$179,783	$184,356	$190,559
Cost of goods sold[1]	86,345	89,578	96,919
Gross profit	$93,438	$94,778	$93,640
Fair value mark-up for acquired inventory	123	—	—
Cost of goods sold adjustments for acquisition and other non-core costs	1,783	1,881	2,602
Adjusted gross profit (Non-GAAP)	$95,344	$96,659	$96,242
Adjusted gross profit % (Non-GAAP)	53.0%	52.4%	50.5%
[1] Production (cultivation, manufacturing and processing) costs related to products sold during the period.

Cresco Labs Inc.
Summarized Consolidated Statements of Financial Position
As of September 30, 2024 and December 31, 2023

($ in thousands)	September 30, 2024	December 31, 2023
	(unaudited)
Cash, cash equivalents and restricted cash (current)	$156,555	$108,520
Other current assets	155,363	169,567
Property and equipment, net	352,327	368,308
Intangible assets, net	295,646	296,966
Goodwill	283,634	279,697
Other non-current assets	139,407	135,409
Total assets	$1,382,932	$1,358,467

Total current liabilities	$158,569	$200,242
Total non-current liabilities	858,996	730,158
Total shareholders’ equity	365,367	428,067
Total liabilities and shareholders’ equity	$1,382,932	$1,358,467

Cresco Labs

Exhibit 99.3

Cresco Labs Inc.
Unaudited Reconciliation of SG&A to Adjusted SG&A (Non-GAAP)
For the Three Months Ended September 30, 2024, June 30, 2024 and September 30, 2023

	For the Three Months Ended
($ in thousands)	September 30, 2024	June 30, 2024	September 30, 2023
Selling, general and administrative	$56,871	$54,355	$62,484
Adjustments for acquisition and other non-core costs	3,427	1,633	5,457
Adjusted SG&A (Non-GAAP)	$53,444	$52,722	$57,027
Adjusted SG&A % (Non-GAAP)	29.7%	28.6%	29.9%

Cresco Labs Inc.
Unaudited Reconciliation of Net Income to Adjusted EBITDA (Non-GAAP)
For the Three Months Ended September 30, 2024, June 30, 2024 and September 30, 2023

	For the Three Months Ended
($ in thousands)	September 30, 2024	June 30, 2024	September 30, 2023
Net loss[1]	$(7,694)	$(51,179)	$(113,445)
Depreciation and amortization	14,932	14,930	15,297
Interest expense, net	15,016	13,813	11,764
Income tax expense (benefit)	19,016	10,238	(5,746)
EBITDA (Non-GAAP)	$41,270	$(12,198)	$(92,130)

Other expense (income), net	5	59,508	(329)
Fair value mark-up for acquired inventory	123	—	—
Adjustments for acquisition and other non-core costs	4,759	3,129	7,942
Impairment loss	2,320	—	129,491
Share-based compensation	2,791	3,471	4,072
Adjusted EBITDA (Non-GAAP)	$51,268	$53,910	$49,046
Adjusted EBITDA % (Non-GAAP)	28.5%	29.2%	25.7%
[1] Net loss includes amounts attributable to non-controlling interests.

Cresco Labs

Exhibit 99.3

Cresco Labs Inc.
Unaudited Summarized Consolidated Statements of Cash Flows
For the Three Months Ended September 30, 2024, June 30, 2024 and September 30, 2023

	For the Three Months Ended
($ in thousands)	September 30, 2024	June 30, 2024	September 30, 2023
Net cash provided by operating activities	$49,363	$17,160	$40,622
Net cash used in investing activities	(6,269)	(10,270)	(12,476)
Net cash (used in) provided by financing activities	(2,464)	(15,831)	10,052
Effect of foreign currency exchange rate changes on cash and cash equivalents	(25)	(10)	7
Net change in cash and cash equivalents and restricted cash	$40,605	$(8,951)	$38,205
Cash and cash equivalents and restricted cash, beginning of period	119,201	128,152	74,811
Cash and cash equivalents and restricted cash, end of period	$159,806	$119,201	$113,016

Cresco Labs Inc.
Unaudited Reconciliation of Operating Cash Flow to Free Cash Flow (Non-GAAP)
For the Three Months Ended September 30, 2024, June 30, 2024 and September 30, 2023

	For the Three Months Ended
($ in thousands)	September 30, 2024	June 30, 2024	September 30, 2023
Net cash provided by operating activities	$49,363	$17,160	$40,622
Purchases of property and equipment	(6,072)	(6,434)	(12,452)
Proceeds from tenant improvement allowances	32	106	733
Free Cash Flow (Non-GAAP)	$43,323	$10,832	$28,903

Cresco Labs

Exhibit 99.3

Contacts
Media
Jason Erkes, Cresco Labs
Chief Communications Officer
press@crescolabs.com
312-953-2767
Investors
TJ Cole, Cresco Labs
SVP, Corporate Development & Investor Relations
investors@crescolabs.com
For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com